Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2017 Financial Results

HANGZHOU, China, November 16, 2017 /PRNewswire/ — BEST Inc. (NYSE: BSTI) (“BEST” or the “Company”), a leading Smart Supply Chain service provider in China, today announced its unaudited financial results for the quarter ended September 30, 2017.

“The rise of middle class, emergence of New Retail, and consumption upgrade in lower tier cities in China, together with increasing cross-border activities present huge market opportunities for us,” said Johnny Chou, BEST Inc.’s Chairman and Chief Executive Officer. “We are the only player with leading market positions across supply chain management, express and freight delivery, and last-mile services in China, and we have achieved the fastest growth among major players across multiple service lines, creating a significant competitive advantage. Going forward, we will continue to invest in people, technology and business innovation, and focus on executing our strategy to expand market shares, as well as enhance operational efficiency to achieve quality growth and create long term value for our shareholders and ecosystem.”

“We delivered a very strong September quarter. Total revenue increased by 133.9% year-over-year, led by robust growth in all segments,” said Alice Guo, BEST Inc.’s Chief Accounting Officer and Vice President of Finance. “We enjoyed significant margin expansion in this quarter, benefiting from economies of scale, continuous network optimization, increased operational efficiency and business synergies across our platform. Our gross profit margin improved by 7.6 percentage points YoY to 3.8%. Looking ahead, we aim to continue delivering solid top-line growth while improving our margins.”

THIRD QUARTER 2017 FINANCIAL HIGHLIGHTS

•                  Total revenue was RMB5,354.4 million (US$804.8 million), an increase of 133.9% year-over-year (“YoY”).

•                  Supply Chain Management Service revenue increased by 28.3% YoY to RMB386.2 million (US$58.1 million).

•                  Express Service revenue increased by 147.6% YoY to RMB3,265.7 million (US$490.8 million).

•                  Freight Service revenue increased by 100.0% YoY to RMB874.4 million (US$131.4 million).

•                  Store+ Service revenue increased by 244.0% YoY to RMB767.9 million (US$115.4 million).

•                  Gross profit was RMB201.7 million (US$30.3 million), or gross margin of 3.8%, compared to gross loss of RMB88.1 million, or gross margin of negative 3.8%, in the same period of 2016.

•                  Net loss was RMB466.6 million (US$70.1 million), compared to RMB321.3 million in the same period of 2016. Non-GAAP net loss (1) (2) was RMB183.8 million (US$27.6 million), compared to RMB321.3 million in the same period of 2016.

•                  EBITDA (3) was negative RMB366.3 million (negative US$55.1 million), compared to negative RMB265.9 million in the same period of 2016.

Adjusted EBITDA (4) was negative RMB85.6 million (negative US$12.9 million), compared to negative RMB265.9 million in the same period of 2016.

•                  Net cash generated from operating activities was RMB108.7 million (US$16.3 million), compared to net cash used in operating activities of RMB89.7 million in the same period of 2016.

•                  Capital expenditures (“CAPEX”) was RMB175.6 million (US$26.4 million), or 3.3% of total revenue, compared to CAPEX of RMB128.9 million, or 5.6% of total revenue, in the same period of 2016.

(1) Non-GAAP net loss represents net loss plus share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2) In the third quarter of 2017, the Company recorded total share-based compensation expense of RMB280.7 million, of which RMB6.0 million was allocated to cost of revenue, RMB13.2 million was allocated to selling expenses, RMB237.2 million was allocated to general and administrative expenses, and RMB24.3 million was allocated to research and development expenses.

(3) EBITDA represents net loss plus depreciation, amortization, interest expense and income tax expense and minus interest income.

(4) Adjusted EBITDA represents EBITDA plus share-based compensation expenses.

THIRD QUARTER 2017 BUSINESS SEGMENT HIGHLIGHTS

BEST Supply Chain Management

•                  The number of orders fulfilled by self-operated Cloud Order Fulfillment Centers (“OFCs”) increased by 55.0% YoY to 32.5 million and the number of orders fulfilled by franchised Cloud OFCs increased by 31.8% YoY to 10.5 million.

•                  Opened five new self-operated Cloud OFCs and the number of franchised Cloud OFCs increased to 231 from 215 as of June 30, 2017.

•                  Further strengthened partnership with Cainiao Smart Logistics Network Limited (“Cainiao”) and Alibaba Group Holding Limited (“Alibaba”); added over 180,000 square meters of OFC space to further enhance customer experience and to meet the rising demands for Singles’ Day promotion in November.

BEST Express

•                  Parcel volume increased by 92.6% YoY to 1,010.5 million, compared to a 28.4% industry-wide YoY growth (5). Express market share (6) increased to 10.0%, compared to 9.4% in the quarter ended June 30, 2017, and 6.7% in the quarter ended September 30, 2016.

•                  The Company continued to optimize its express service network. Total number of hubs and sortation centers decreased to 153 from 181 as of June 30, 2017.

•                  Driven by significant growth in parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications, cost of revenue per parcel, excluding the impact of service scope expansion(7), decreased 29.3% YoY. Gross profit per parcel was RMB0.13 (US$0.02), compared to gross loss per parcel of RMB0.08 in the same period of 2016.

BEST Freight

•                  Freight volume increased by 44.7% YoY to 1,194 thousand tonnes.

•                  Average revenue per tonne increased by 38.2% YoY due to a greater proportion of long-distance freight volumes in connection with the expansion of the Company’s freight network, upward adjustments of service prices in various provinces and cities, and the expansion of the Company’s service scope(7).

•                  Similar to express service network, the Company continued to optimize its freight service network. Total number of hubs and sortation centers decreased to 133 from 143 as of June 30, 2017.

BEST Store+

•                  The Company continued to expand its Store+ network. The number of membership stores increased by 97.5% YoY to 347,682, covering 50 cities in 24 provinces.

•                  The number of store orders fulfilled increased by 155.2% YoY to 702,815.

•                  The Company fully integrated WOWO after its acquisition in May 2017. WOWO’s network and name recognition have further strengthened the Company’s market position and accelerated its Store+ network expansion in Southwest China.

(5) Based on data published by State Post Bureau of the PRC:

•                  For July 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for July 2017, State Post Bureau of the PRC, August 15, 2017, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201708/t20170814_1277166.html

•                  For August 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for August 2017, State Post Bureau of the PRC, September 12, 2017, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201709/t20170912_1306570.html”

•                  For September 2017 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for September 2017, State Post Bureau of the PRC, October 17, 2017, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201710/t20171017_1375341.html”

(6) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

(7) Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a result, the Company became the principal that is directly responsible for last-mile delivery of all parcels and freight processed through its network, and the Company is liable to senders for damage to or loss of parcels and freight in connection with last-mile delivery. Therefore, in consideration of such expanded scope of services and increased responsibilities, the Company increased the fee it charges to pick-up service stations and incurred additional cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service.

KEY OPERATING METRICS OF MAJOR SERVICE LINES

	Three Months Ended		% Change
	Sept 30, 2016	Sept 30, 2017	YoY
BEST Supply Chain Management
Number of Orders Fulfilled by Self-operated Cloud OFCs (in ‘000)(8)	20,991	32,537	55.0%
Number of orders Fulfilled by Franchised Cloud OFCs (in ‘000) (8)	7,980	10,514	31.8%
BEST Express
Parcel Volume (in ‘000)(8)	524,800	1,010,512	92.6%
BEST Freight
Freight Volume (Tonnage in ‘000)(8)	825	1,194	44.7%
BEST Store+
Number of Store Orders Fulfilled	275,375	702,815	155.2%

(8) Includes services performed for external customers both directly and indirectly through our other segments.

SUMMARY FINANCIAL RESULTS

	Three Months Ended		% Change
(RMB million, except for %)	Sept 30, 2016	Sept 30, 2017	YoY
Revenue	2,289	5,354	133.9%
Supply Chain Management	301	386	28.3%
Express	1,319	3,266	147.6%
Freight	437	874	100.0%
Store+	223	768	244.0%
Others(9)	9	60	555.3%
Gross (Loss)/Profit	(88)	202	n/m
Gross (Loss)/Profit Margin	(3.8)%	3.8%	7.6ppts
Supply Chain Management
Gross (Loss)/Profit	24	29	19.3%
Gross (Loss)/Profit Margin	8.0%	7.4%	(0.6ppts)
Express
Gross (Loss)/Profit	(39)	131	n/m
Gross (Loss)/Profit Margin	(3.0)%	4.0%	7.0ppts
Freight
Gross (Loss)/Profit	(65)	(44)	n/m
Gross (Loss)/Profit Margin	(14.8)%	(5.0)%	9.8ppts
Store+
Gross (Loss)/Profit	(7)	65	n/m
Gross (Loss)/Profit Margin	(3.3)%	8.4%	11.7ppts
Others(10)
Gross (Loss)/Profit	(1)	21	n/m
Gross (Loss)/Profit Margin	(6.5)%	34.9%	41.3ppts
EBITDA	(266)	(366)	n/m
Adjusted EBITDA	(266)	(86)	n/m
Net Loss	(321)	(467)	n/m
Net Loss Margin	(14.0)%	(8.7)%	5.3ppts
Non-GAAP Net Loss	(321)	(184)	n/m
Non-GAAP Net Loss Margin	(14.0)%	(3.4)%	10.6ppts

(9) Others include BEST Global, BEST Capital and BEST UCargo.

THIRD QUARTER 2017 FINANCIAL RESULTS

Total Revenue in the third quarter of 2017 increased by 133.9% to RMB5,354.4 million (US$804.8 million) from RMB2,289.4 million in the same period of 2016. The increase was primarily attributable to increases in revenue across the various service lines, as discussed below.

•                  Supply Chain Management Service Revenue increased by 28.3% to RMB386.2 million (US$58.1 million) in the third quarter of 2017 from RMB301.0 million in the same period of 2016, primarily due to the increase in order fulfillment service revenue. Revenues from order fulfillment service increased by 33.0% to RMB278.7 million (US$41.9 million) in the third quarter of 2017 from RMB209.5 million in the same period of 2016. Such increase was primarily attributable to increasing business volume of existing customers and the addition of new customers.

•                  Express Service Revenue increased by 147.6% to RMB3,265.7 million (US$490.8 million) in the third quarter of 2017 from RMB1,318.8 million in the same period of 2016. This increase in revenue was primarily due to the expansion of the Company’s service scope to include last-mile delivery services starting in 2017 and a 92.6% YoY increase in parcel volume, as a result of greater demand for express delivery services and increase in the Company’s market share. The average revenue per parcel in the third quarter of 2017 increased by 28.6% compared to the same period of 2016, primarily due to the Company’s service scope expansion, partially offset by a decrease in average parcel weight.

•                  Freight Service Revenue increased by 100.0% to RMB874.4 million (US$131.4 million) in the third quarter of 2017 from RMB437.2 million in the same period of 2016. This increase was the result of greater freight volume which increased by 44.7% and a 38.2% increase in average revenue per tonne, compared to the same period in 2016. The increase in average revenue per tonne was primarily due to a greater proportion of long-distance freight volumes in connection with the expansion of the Company’s freight network, the expansion of the Company’s service scope to include last-mile delivery services starting in 2017, and upward adjustments of the Company’s service prices in various provinces and cities.

•                  BEST Store+ Service Revenue increased by 244.0% to RMB767.9 million (US$115.4 million) in the third quarter of 2017 from RMB223.2 million in the same period of 2016, primarily due to an increase in the number of store orders fulfilled in connection with the rapid expansion of the Company’s BEST Store+ network as well as the Company’s acquisition of WOWO in May 2017. The number of store orders fulfilled increased by 155.2% compared to the same period of 2016. Revenue attributable to WOWO in the third quarter of 2017 was RMB162.7 million (US$24.5 million).

•                  Other Service Revenues increased by 555.3% to RMB60.2 million (US$9.1 million) in the third quarter of 2017 from RMB9.2 million in the same period of 2016, primarily due to increased revenue generated from BEST Capital, BEST Global and BEST UCargo.

Total Cost of Revenue: The following tables set forth a breakdown of total cost of revenue and share-based compensation expense included in cost of revenue by business segment for the periods indicated. Before the completion of the Company’s IPO in September 2017, no share-based compensation expense had been recognized. Upon completion of the IPO, the Company immediately recognized a substantial amount of share-based compensation expense associated with vested share-based awards.

I. Cost of Revenue by Business Segments

	Three Months Ended September 30,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	(277,037)	92.0%	(357,675)	(53,759)	92.6%
Express	(1,358,316)	103.0%	(3,134,376)	(471,101)	96.0%
Freight	(501,692)	114.8%	(918,121)	(137,995)	105.0%
Store+	(230,674)	103.3%	(703,311)	(105,709)	91.6%
Others	(9,783)	106.5%	(39,234)	(5,897)	65.1%
Total Cost of Revenue	(2,377,502)	103.8%	(5,152,717)	(774,461)	96.2%

II. Share-based Compensation Expense Included in Cost of Revenue by Business Segments

	Three Months Ended September 30,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Supply Chain Management	NA	NA	(1,002)	(151)	0.3%
Express	NA	NA	(3,744)	(563)	0.1%
Freight	NA	NA	(251)	(38)	0.0%
Store+	NA	NA	NA	NA	NA
Others	NA	NA	(1,020)	(153)	0.1%
Total Share-Based Compensation Expense Included in Cost of Revenue	NA	NA	(6,017)	(904)	0.1%

Total Cost of Revenue increased by 116.7% to RMB5,152.7 million (US$774.5 million) in the third quarter of 2017 from RMB2,377.5 million in the same period of 2016. The increase was primarily attributable to increases in cost of revenue across various service lines, as discussed below. As a percentage of total revenue, cost of revenue decreased to 96.2% in the third quarter of 2017 from 103.8% in the same period of 2016.

•                  Cost of Revenue for the Supply Chain Management Services increased by 29.1% to RMB357.7 million (US$53.8 million) in the third quarter of 2017 from RMB277.0 million in the same period of 2016. The increase was primarily due to a 55.0% YoY increase in the number of orders fulfilled by self-operated Cloud OFCs and the addition of new self-operated Cloud OFCs to 95 as of September 30, 2017 from 81 as of September 30, 2016, which resulted in additional lease, transportation and labor costs. Cost of Revenue as a Percentage of Revenue from Supply Chain Management Services increase to 92.6% in the third quarter of 2017 from 92.0% in the same period of 2016, primarily due to the ramp-up of certain self-operated Cloud OFCs and share-based compensation expense.

•                  Cost of Revenue for Express Services increased by 130.8% to RMB3,134.4 million (US$471.1 million) in the third quarter of 2017 from RMB1,358.3 million in the same period of 2016. This increase was primarily attributable to an increase in parcel volume, which resulted in higher transportation and labor costs, as well as the expansion of the Company’s service scope(10) to include last-mile delivery services starting in 2017. Such service scope expansion resulted in RMB1,282.8 million (US$192.8 million) of cost of revenue attributable to fees for franchisee partners operating the last-mile delivery service stations in the third quarter of 2017. Cost of Revenue as a Percentage of Revenue from Express Services decreased to 96.0% in the third quarter of 2017 from 103.0% in the same period of 2016, primarily due to economies of scale resulting from the significant increase in parcel volume, network optimization, as well as increased operational efficiency resulting from proactive cost-control measures and continuous technology improvements and applications. Cost of Revenue per Parcel for Express Services, excluding the impact of service scope expansion(10), decreased by 29.3% to RMB1.83 (US$0.27) in the third quarter of 2017 from RMB2.59 in the same period of 2016.

•                  Cost of Revenue for Freight Services increased by 83.0% to RMB918.2 million (US$138.0 million) in the third quarter of 2017 from RMB501.7 million in the same period of 2016. This increase was primarily attributable to an increase in freight volume, resulting in greater transportation, labor and lease costs, and to a lesser extent, the expansion of the Company’s service scope (10) to include last-mile delivery services starting in 2017. Such service scope expansion resulted in RMB145.1 million (US$21.8 million) of cost of revenue attributable to fees for franchisee partners operating the last-mile delivery service stations in the third quarter of 2017. Cost of Revenue as a Percentage of Revenue from Freight Services decreased to 105.0% in the third quarter of 2017 from 114.8% in the same period of 2016, primarily due to economies of scale resulting from the increase in freight volume, network optimization, as well as increased operational efficiency resulting from the proactive cost-control measures and continuous technology improvements and applications. Cost of Revenue per Tonne for Freight Services, excluding the impact of service scope expansion(10), increased by 6.4% to RMB647.2 (US$97.3) in the third quarter of 2017 from RMB608.1 in the same period of 2016.

•                  Cost of Revenue for BEST Store+ Services increased by 204.9% to RMB703.3 million (US$105.7 million) in the third quarter of 2017 from RMB230.7 million in the same period of 2016, primarily due to the significant increase in the amount of merchandise sold to membership stores, and the RMB111.6 million (US$16.8 million) in the cost of revenue attributable to WOWO following its acquisition in May 2017. Cost of Revenue as a Percentage of Revenue from BEST Store+ Services decreased to 91.6% in the third quarter of 2017 from 103.3% in the same period of 2016, primarily due to a reduction in average procurement cost driven by the significant increase in merchandise sales to membership stores, as well as direct sales to consumers following the acquisition of WOWO in May 2017.

•                  Cost of Revenue for Other Services increased by 301.0% to RMB39.2 million (US$5.9 million) in the third quarter of 2017 from RMB9.8 million in the same period of 2016 in connection with business growth from BEST Capital, BEST Global and BEST UCargo.

(10) Starting in 2017, the Company revised its arrangements with franchisees and the scope of its service. As a result, the Company became the principal that is directly responsible for last-mile delivery of all parcels and freight processed through its network, and the Company is liable to senders for damage to or loss of parcels and freight in connection with last-mile delivery. Therefore, in consideration of such expanded scope of services and increased responsibilities, the Company increased the fee it charges to pick-up service stations and incurred additional cost of revenue that were attributable to fees for destination franchised service stations that the Company engaged for the provision of last-mile delivery service.

Gross Profit was RMB201.7 million (US$30.3 million), compared to gross loss of RMB88.1 million in the same period of 2016. Gross Profit Margin improved to 3.8% from negative 3.8% in the same period of 2016.

Total Operating Expenses: The following tables set forth a breakdown of the Company’s total operating expenses and share-based compensation expense included in operating expenses by category for the periods indicated.

I. Operating Expenses by Category

	Three Months Ended September 30,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Selling Expenses	112,428	4.9%	213,547	32,096	4.0%
General and Administrative Expenses	152,761	6.7%	405,925	61,011	7.6%
Research and Development Expenses	20,743	0.9%	56,155	8,440	1.0%
Other Operating Income	(24,242)	(1.1)%	—	—	0.0%
Total Operating Expenses	261,690	11.4%	675,627	101,548	12.6%

II. Share-based Compensation Expense Included in Operating Expenses by Category

	Three Months Ended September 30,
	2016		2017
(in ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue
Selling Expenses	NA	NA	13,172	1,980	0.2%
General and Administrative Expenses	NA	NA	237,232	35,656	4.4%
Research and Development Expenses	NA	NA	24,268	3,648	0.5%
Other Operating Income	NA	NA	NA	NA	NA
Total Share-Based Compensation Expense Included in Operating Expenses	NA	NA	274,672	41,284	5.1%

Total Operating Expenses in the third quarter of 2017 increased by 158.2% to RMB675.6 million (US$101.5 million) from RMB261.7 million in the same period of 2016. Total Operating Expenses as a Percentage of Total Revenue increased to 12.6% in the third quarter of 2017 from 11.4% in the same period of 2016 mainly due to share-based compensation expense recorded in the third quarter of 2017. Excluding the impact of share-based compensation expense, Total Operating Expenses as a Percentage of Total Revenue would have decreased to 7.5% in the third quarter of 2017 from 11.4% in the same period of 2016, primarily due to the faster growth in total revenue and economies of scale.

•                  Selling Expenses increased by 89.9% to RMB213.5 million (US$32.1 million) in the third quarter of 2017 from RMB112.4 million in the same period of 2016. This increase was primarily attributable to an increase in shipping and handling costs to RMB65.8 million (US$9.9 million) in the third quarter of 2017 from RMB33.0 million in the same period of 2016, the addition of retail store occupancy cost of RMB24.9 million (US$3.7 million) as a result of the acquisition of WOWO in May 2017 and the inclusion of share-based compensation expense of RMB13.2 million (US$2.0 million). The shipping and handling costs were related to delivery of merchandise to the Company’s membership stores and staff costs in connection with the expansion of BEST Store+ network.

•                  General and Administrative Expenses increased by 165.7% to RMB405.9 million (US$61.0 million) in the third quarter of 2017 from RMB152.8 million in the same period of 2016. This increase is primarily attributable to the inclusion of share-based compensation expense of RMB237.2 million (US$35.7 million) and increased staff costs in connection with the growth of the Company’s operations.

•                  Research and Development Expenses increased by 170.7% to RMB56.2 million (US$8.4 million) in the third quarter of 2017 from RMB20.7 million in the same period of 2016. This increase was primarily due to the inclusion of share-based compensation expense of RMB24.3 million (US$3.6 million) and increased research and development activities.

Interest Income increased to RMB16.9 million (US$2.5 million) in the third quarter of 2017 from RMB7.8 million in the same period of 2016, primarily due to a higher yield generated from the Company’s cash balance.

Interest Expense increased to RMB12.1 million (US$1.8 million) in the third quarter of 2017 from RMB2.7 million in the same period of 2016, primarily as a result of an increase in the Company’s Renminbi-denominated bank borrowings to satisfy working capital requirements as the Company held a significant amount of bank deposits in foreign currencies outside China.

Foreign Exchange Loss was RMB2.6 million (US$0.4 million) in the third quarter of 2017, compared to foreign exchange gain of RMB2.6 million in the same period of 2016. This is primarily due to changes in exchange rates between Renminbi and U.S. dollars during the respective periods.

Other Income decreased to RMB12.6 million (US$1.9 million) in the third quarter of 2017 from RMB21.9 million in the same period of 2016, primarily due to decreases in other miscellaneous fees.

Other Expense increased to RMB3.5 million (US$0.5 million) in the third quarter of 2017 from RMB1.0 million in the same period of 2016, primarily due to increases in various miscellaneous expenses.

Income Tax Expense increased to RMB3.9 million (US$0.6 million) in the third quarter of 2017 from RMB0.1 million in the same period of 2016, reflecting tax payable in the third quarter of 2017 by certain of the Company’s PRC subsidiaries which had taxable income during the period, primarily WOWO.

Net Loss was RMB466.6 million (US$70.1 million), compared to RMB321.3 million in the same period of 2016.

Non-GAAP Net Loss (11) was RMB183.8 million (US$27.6 million), compared to RMB321.3 million in the same period of 2016.

EBITDA (11) was negative RMB366.3 million (negative US$55.1 million), compared to negative RMB265.9 million in the same period of 2016.

Adjusted EBITDA (11) was negative RMB85.6 million (negative US$12.9 million), compared to negative RMB265.9 million in the same period of 2016.

(11)See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

Net Cash Generated from Operating Activities was RMB108.7 million (US$16.3 million) in the third quarter of 2017, compared to net cash used in operating activities of RMB89.7 million in the same period of 2016.

As of September 30, 2017, the Company had Cash and Cash Equivalents, Restricted Cash and Short-term Investments of RMB5,487.3 million (US$824.8 million).

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 373.8 million ordinary shares, or the equivalent of 373.8 million ADSs outstanding.

EMPLOYEES

As of September 30, 2017, the Company had a total of 9,914 employees.

OUTLOOK

Based on current market conditions and current operations, revenues for the fourth quarter of 2017 is expected to be in the range of RMB6,300 million (US$947 million) to RMB6,600 million (US$992 million), representing a 104.2% to 114.0% increase from the same period of 2016. This represents management’s current and preliminary expectation, which is subject to change.

CONFERENCE CALL

The Company will hold a conference call at 7:30 am U.S. Eastern Time on November 16, 2017 (8:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the third quarter of 2017.

Participants may access the call by dialing the following numbers:

United States:	1-888-346-8982
International:	1-412-902-4272
Hong Kong:	800-905945
China Domestic:	4001-201203
Conference ID:	BEST Inc.

A replay of the conference call will be accessible through November 23, 2017 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Access Code:	10114179

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.best-inc.com/.

EXCHANGE RATE

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate for September 30, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, adjusted EBITDA, and EBITDA, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes that EBITDA, adjusted EBITDA, non-GAAP net loss and non-GAAP net loss margin are measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that EBITDA, adjusted EBITDA, non-GAAP net loss and non-GAAP net loss margin provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA and adjusted EBITDA for the periods indicated:

	Three Months Ended Sept 30
	2016	2017
(In ‘000)	RMB	RMB	US$
Net loss	(321,286)	(466,631)	(70,135)
Add
Depreciation & Amortization	60,384	101,182	15,208
Interest Expense	2,654	12,078	1,815
Income Tax Expense	102	3,949	594
Subtract
Interest Income	(7,784)	(16,883)	(2,538)
EBITDA	(265,930)	(366,305)	(55,056)
Add
Share-based Compensation Expense	—	280,689	42,188
Adjusted EBITDA	(265,930)	(85,616)	(12,868)

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss and non-GAAP net loss margin for the periods indicated:

	Three Months Ended Sept 30
	2016	2017
(In ‘000)	RMB	RMB	US$
Net loss	(321,286)	(466,631)	(70,135)
Share-based Compensation Expense	—	280,689	42,188
Amortization of Intangible Assets Resulting from Business Acquisitions	—	2,132	320
Non-GAAP Net Loss	(321,286)	(183,810)	(27,627)
Non-GAAP Net Loss Margin	(14.0)%	(3.4)%	(3.4)%

ABOUT BEST INC.

BEST Inc. (NYSE: BSTI) is a leading Smart Supply Chain service provider that aims to transform China’s logistics and supply chain industry. BEST provides express and freight delivery, integrated supply chain management solutions, merchandise sourcing and fulfilment services for convenience stores, financial and other value-added services. BEST leverages technology and business model innovation to create a smarter, more efficient supply chain that empowers businesses and enriches the lives of consumers in the New Retail era.

CONTACT:

For Investors:

+852 3611 2562

ir@best-inc.com

For Media:

Jill Mao

+852 3611 2564

mmj@best-inc.com

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Statement of Comprehensive Loss Data

(in thousands )

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016	2017		2016	2017
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Revenue
Supply chain management	300,986	386,244	58,053	826,128	1,071,434	161,038
Express	1,318,842	3,265,688	490,837	3,575,983	8,438,794	1,268,362
Freight	437,171	874,352	131,416	1,039,164	2,214,378	332,824
Store+	223,226	767,903	115,417	286,142	1,634,291	245,636
Others	9,190	60,225	9,052	32,118	99,661	14,979
Total revenue	2,289,415	5,354,412	804,775	5,759,535	13,458,558	2,022,839
Cost of revenue
Supply chain management	(277,037)	(357,675)	(53,759)	(790,939)	(989,480)	(148,720)
Express	(1,358,316)	(3,134,376)	(471,101)	(3,773,533)	(8,277,222)	(1,244,078)
Freight	(501,692)	(918,121)	(137,995)	(1,235,123)	(2,397,647)	(360,370)
Store+	(230,674)	(703,311)	(105,709)	(295,498)	(1,535,027)	(230,717)
Others	(9,783)	(39,234)	(5,897)	(29,649)	(61,970)	(9,314)
Total cost of revenue	(2,377,502)	(5,152,717)	(774,461)	(6,124,742)	(13,261,346)	(1,993,199)
Gross (loss)/profit	(88,087)	201,695	30,314	(365,207)	197,212	29,640
Selling expenses	(112,428)	(213,547)	(32,069)	(248,443)	(487,239)	(73,233)
General and administrative expenses	(152,761)	(405,925)	(61,011)	(380,314)	(717,096)	(107,780)
Research and development expenses	(20,743)	(56,155)	(8,440)	(56,212)	(110,053)	(16,541)
Other operating income	24,242	—	—	63,556	—	—
Total operating expenses	(261,690)	(675,627)	(101,547)	(621,413)	(1,314,388)	(197,554)
Loss from operations	(349,777)	(473,932)	(71,233)	(986,620)	(1,117,176)	(167,914)
Interest income	7,784	16,883	2,538	13,847	50,941	7,657
Interest expense	(2,654)	(12,078)	(1,815)	(14,206)	(32,799)	(4,930)
Foreign exchange gain/(loss)	2,586	(2,619)	(394)	(680)	(7,098)	(1,067)
Other income	21,871	12,592	1,893	36,355	34,934	5,251
Other expense	(994)	(3,528)	(530)	(4,645)	(13,574)	(2,040)
Loss before income tax and share of net income of equity investees	(321,184)	(462,682)	(69,541)	(955,949)	(1,084,772)	(163,043)
Income tax expense	(102)	(3,949)	(594)	(103)	(6,436)	(967)
Loss before share of net income of equity investees	(321,286)	(466,631)	(70,135)	(956,052)	(1,091,208)	(164,010)
Share of net income of equity investees	—	—	—	12	—	—
Net loss	(321,286)	(466,631)	(70,135)	(956,040)	(1,091,208)	(164,010)
Net gain/(loss) attributable to non-controlling interests	—	756	114	—	(7)	(1)
Net loss attributable to BEST Inc.	(321,286)	(467,387)	(70,249)	(956,040)	(1,091,201)	(164,009)

Summary of Unaudited Consolidated Balance Sheets Data
(in thousands)

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB (Unaudited)	US$ (Unaudited)
Assets
Current assets
Cash and cash equivalents	2,927,581	1,009,817	151,777
Restricted cash	374,363	676,641	101,700
Derivative	3,149	—	—
Accounts and notes receivable	432,654	568,667	85,471
Inventories	82,083	189,967	28,552
Prepayments and other current assets	793,935	1,375,332	206,715
Short-term investments	62,000	3,721,126	559,290
Amounts due from related parties	83,302	69,917	10,509
Total current assets	4,759,067	7,611,467	1,144,014
Non-current assets
Property and equipment, net	947,505	1,225,056	184,128
Intangible assets, net	13,516	140,905	21,178
Long-term investments	24,081	37,331	5,611
Goodwill	247,203	428,379	64,386
Non-current deposits	50,947	56,192	8,446
Other non-current assets	174,946	793,483	119,262
Restricted cash	78,588	79,749	11,986
Total non-current assets	1,536,786	2,761,095	414,997
Total Assets	6,295,853	10,372,562	1,559,011
Liabilities, Mezzanine Equity and Shareholders’ (Deficit)/Equity
Current liabilities
Short-term bank loans	458,000	909,000	136,624
Accounts and notes payable	1,575,793	2,411,925	362,516
Income tax payable	467	6,409	963
Customer advances and deposits	676,319	922,690	138,682
Accrued expenses and other liabilities	1,225,611	1,752,010	263,329
Capital lease obligation	13,215	7,898	1,187
Amounts due to related parties	891	891	134
Total current liabilities	3,950,296	6,010,823	903,435
Non-current liabilities
Capital lease obligation	7,535	1,488	224
Deferred tax liabilities	—	29,376	4,415
Other non-current liabilities	3,917	62,139	9,340
Total non-current liabilities	11,452	93,003	13,979
Total Liabilities	3,961,748	6,103,826	917,414
Mezzanine equity
Total mezzanine equity	15,842,210	—	—

Summary of Unaudited Consolidated Balance Sheets Data (Cont’d)
(in thousands)

	As of
	December 31, 2016	September 30, 2017
	RMB	RMB (Unaudited)	US$ (Unaudited)
Shareholders’ deficit
Ordinary shares	4,116	24,422	3,671
Additional paid-in capital	—	18,921,187	2,843,880
Accumulated deficit	(13,658,321)	(14,749,522)	(2,216,873)
Accumulated other comprehensive income	146,100	71,811	10,793
BEST Inc. shareholders’ (deficit)/equity	(13,508,105)	4,267,898	641,471
Non-controlling interests	—	838	126
Total shareholders’ (deficit)/equity	(13,508,105)	4,268,736	641,597
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	6,295,853	10,372,562	1,559,011

Summary of Unaudited Condensed Consolidated Statements of Cash Flows Data
(in thousands)

	Three months ended September 30,			Nine Months Ended September 30,
	2016	2017		2016	2017
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net cash (used in)/generated from operating activities	(89,711)	108,711	16,339	(697,393)	129,415	19,452
Net cash generated from/ (used) in investing activities	63,422	(2,995,362)	(450,207)	(931,827)	(4,838,397)	(727,218)
Net cash (used in)/generated from financing activities	(104,444)	2,803,888	421,428	3,958,177	2,869,439	431,281
Exchange rate effect on cash and cash equivalents	21,979	(22,093)	(3,320)	61,053	(78,221)	(11,757)
Net (decrease)/increase in cash and cash equivalents	(108,754)	(104,856)	(15,760)	2,390,010	(1,917,764)	(288,242)
Cash and cash equivalents at beginning of period	2,789,828	1,114,673	167,537	291,064	2,927,581	440,019
Cash and cash equivalents at end of period	2,681,074	1,009,817	151,777	2,681,074	1,009,817	151,777